Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

FEBRUARY 28, 2021 AND FEBRUARY 29, 2020

(Expressed in Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at February 28, 2021 and November 30, 2020 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at February 28,	As at November 30,
	Notes	2021	2020
		($)	($)
Assets
Current assets
Cash and cash equivalents	7	6,907,339	9,193,089
Restricted cash	7	350,000	350,000
Other receivables		99,221	62,966
Prepaid expenses and deposits		449,839	415,987
Short-term investments		80,000	100,000
		7,886,399	10,122,042
Non-current assets
Reclamation deposits		523,816	553,816
Land, property and equipment	3	1,709,195	1,790,650
Exploration and evaluation assets	4	54,299,875	55,885,728
Royalty	5	229,174	-
Investment in joint venture	6	1,000,082	1,073,514
		65,648,541	69,425,750

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	2,538,720	2,573,937
Due to joint venture	6	24,831	26,621
Due to related parties	15	37,687	30,013
Lease liabilities	9	55,159	76,103
Short-term credit facility	10	262,472	350,000
		2,918,869	3,056,674
Non-Current Liabilities
Lease liabilities	9	-	6,039
Government loan		40,000	40,000
Rehabilitation provisions	11	809,883	815,828
		3,768,752	3,918,541

Equity
Issued capital	12	128,261,117	128,181,627
Reserves	12	9,518,149	9,102,695
Accumulated deficit		(62,448,015)	(59,934,831)
Accumulated other comprehensive loss		(14,663,040)	(13,046,696)
Total equity attributable to shareholders of the Company		60,668,211	64,302,795
Non-controlling interests	13	1,211,578	1,204,414
		61,879,789	65,507,209
		65,648,541	69,425,750

Commitments (Note 17)

Subsequent events (Note 18)

Approved and authorized for issue by the Board of Directors on April 13, 2021.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended February 28, 2021 and February 29, 2020
(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended
		February 28,	February 29,
	Notes	2021	2020
		($)	($)
Expenses
Consulting fees		17,970	129,561
Depreciation	3	45,608	66,820
Directors' fees, salaries and benefits	15	329,490	247,003
Exploration expenses	4	223,702	251,712
General and administrative		731,725	473,687
Professional fees		709,079	173,750
Share-based compensation	12,13	727,103	485,981
Share of loss on investment in joint venture	6	1,310	1,726
		2,785,987	1,830,240
Operating loss		(2,785,987)	(1,830,240)

Other items
Interest income		5,279	27,504
Accretion of rehabilitation provisions	11	(643)	(3,250)
Financing costs	9,10	(2,641)	(607)
Gain on disposal of equipment	3	-	9,897
Net foreign exchange loss		(134,615)	(62,788)
Net loss for the period		(2,918,607)	(1,859,484)

Attributable to:
Shareholders of the Company		(2,855,838)	(1,859,484)
Non-controlling interests	13	(62,769)	-
Net loss for the period		(2,918,607)	(1,859,484)

Other comprehensive loss
Item that will not be subsequently reclassified to net income or loss:
Unrealized loss on short-term investments		(20,000)	-
Item that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		(1,596,344)	(420,213)
Total comprehensive loss for the period		(4,534,951)	(2,279,697)

Attributable to:
Shareholders of the Company		(4,472,182)	(2,279,697)
Non-controlling interests	13	(62,769)	-
Total comprehensive loss for the period		(4,534,951)	(2,279,697)

Net loss per share, basic and diluted		(0.02)	(0.01)

Weighted average number of shares outstanding, basic and diluted		148,715,493	143,279,782

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended February 28, 2021 and February 29, 2020
(Unaudited, expressed in Canadian dollars unless otherwise stated)

						Accumulated	Attributable
						Other	to Shareholders
		Number of	Issued			Comprehensive	of the	Non-
	Notes	Shares	Capital	Reserves	Deficit	Loss	Company	controlling	Total
			($)	($)	($)	($)	($)	Interest	($)
Balance at November 30, 2019		138,902,965	115,499,094	9,939,966	(51,227,491)	(8,565,829)	65,645,740	-	65,645,740
Options exercise	12	1,598,250	2,114,303	(913,830)	-	-	1,200,473	-	1,200,473
Warrants exercise	12	3,771,986	3,631,554	(802,566)	-	-	2,828,988	-	2,828,988
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	4	1,118,359	1,274,929	-	-	-	1,274,929	-	1,274,929
Share-based compensation	12	-	-	485,981	-	-	485,981	-	485,981
Foreign currency translation adjustments		-	-	-	-	(420,213)	(420,213)	-	(420,213)
Net loss for the period		-	-	-	(1,859,484)	-	(1,859,484)	-	(1,859,484)
Balance at February 29, 2020		145,391,560	122,519,880	8,709,551	(53,086,975)	(8,986,042)	69,156,414	-	69,156,414
Options exercise	12	2,743,814	4,904,761	(1,474,586)	-	-	3,430,175	-	3,430,175
Restricted share rights vested	12	226,198	270,815	(270,815)	-	-	-	-	-
Issued capital pursuant to acquisiton of:
Exploration and evaluation assets	4	337,619	486,171	-	-	-	486,171	-	486,171
Gold Royalty private placement	13	-	-	-	2,380,303	-	2,380,303	1,204,414	3,584,717
Share-based compensation	12	-	-	2,138,545	-	-	2,138,545	-	2,138,545
Foreign currency translation adjustments		-	-	-	-	(4,110,654)	(4,110,654)	-	(4,110,654)
Unrealized gain on short-term investments		-	-	-	-	50,000	50,000	-	50,000
Net loss for the period		-	-	-	(9,228,159)	-	(9,228,159)	-	(9,228,159)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209
Options exercise	12	32,951	79,490	(36,490)	-	-	43,000	-	43,000
Gold Royalty private placement	13	-	-	-	84,592	-	84,592	52,836	137,428
Share-based compensation	12,13	-	-	451,944	258,062	-	710,006	17,097	727,103
Foreign currency translation adjustments		-	-	-	-	(1,596,344)	(1,596,344)	-	(1,596,344)
Unrealized loss on short-term investments		-	-	-	-	(20,000)	(20,000)	-	(20,000)
Net loss for the period		-	-	-	(2,855,838)	-	(2,855,838)	(62,769)	(2,918,607)
Balance at February 28, 2021		148,732,142	128,261,117	9,518,149	(62,448,015)	(14,663,040)	60,668,211	1,211,578	61,879,789

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended February 28, 2021 and February 29, 2020
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three month ended
	February 28,	February 29,
	2021	2020
	($)	($)
Operating activities
Net loss for the period	(2,918,607)	(1,859,484)
Adjustments for items not involving cash:
Depreciation	45,608	66,820
Accretion	643	3,250
Financing costs	2,641	607
Equity losses of joint venture	1,310	1,726
Share-based compensation	727,103	485,981
Gain on disposal of equipment	-	(9,897)
Net unrealized foreign exchange loss	63,921	67,167
Net changes in non-cash working capital items:
Other receivables	(36,255)	(4,241)
Prepaid expenses and deposits	(33,852)	(76,578)
Accounts payable and accrued liabilities	(116,216)	(234,618)
Due to related parties	7,674	(134,025)
Cash used in operating activities	(2,256,030)	(1,693,292)

Investing activities
Investment in exploration and evaluation assets	-	(288,867)
Investment in royalty	(212,098)	-
Purchase of equipment	-	(20,930)
Proceeds on disposal of equipment	-	9,897
Reclamation deposit	30,000	-
Cash used in investing activities	(182,098)	(299,900)

Financing activities
Proceeds from shares and warrants issued	43,000	4,029,460
Payment of lease liabilities	(28,134)	(15,344)
Payment of short-term credit facility	(89,599)	-
Proceeds from Gold Royalty private placement	137,428	-
Cash generated from financing activities	62,695	4,014,116

Effect of exchange rate changes on cash	89,683	55,197

Net increase (decrease) in cash and cash equivalents	(2,285,750)	2,076,121
Cash and cash equivalents
Beginning of period	9,193,089	6,477,885
End of period	6,907,339	8,554,006

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009, and domiciled in Canada. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas. GoldMining Inc. changed its name from Brazil Resources Inc. on December 5, 2016 and continued under the Canada Business Corporations Act on December 6, 2016.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". As at February 28, 2021, the head office and principal address of the Company was Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2020 and 2019 except as described in note 2.3. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest dollar except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three month period ended February 28, 2021 were authorised for issue by the Company's Board of Directors on April 13, 2021.

2.2	Significant accounting judgments and estimates

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements is as follows:

Existence of impairment indicators for exploration and evaluation assets

In accordance with the Company's accounting policy, all direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the three months ended February 28, 2021, is as follows:

Recognition and measurement of rehabilitation provisions

A rehabilitation provision represents the present value of estimated future costs for the rehabilitation of the Company's mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

2.3	Adoption of new accounting standards

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations ("IFRS 3"). The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Additional guidance is provided that helps to determine whether a substantive process has been acquired. The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. Effective December 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the condensed consolidated interim financial statements for the three months ended February 28, 2021.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

3.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
		($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2019	1,007,981	1,176,058	117,254	-	306,882	365,478	2,973,653
Initial recognition of IFRS 16	-	-	-	65,794	-	-	65,794
Additions(1)	42,715	-	36,397	132,992	-	-	212,104
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Change in reclamation estimate	-	4,543	-	-	-	-	4,543
Impact of foreign currency translation	(22,795)	(25,488)	(14,705)	(1,579)	(13,331)	(11,543)	(89,441)
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688
Change in reclamation estimate	-	(1,645)	-	-	-	-	(1,645)
Impact of foreign currency translation	(20,794)	(23,367)	(3,783)	(1,170)	(5,901)	(7,815)	(62,830)
Balance at February 28, 2021	1,007,107	1,130,101	133,775	196,037	226,073	346,120	3,039,213

Accumulated Depreciation
Balance at November 30, 2019	-	437,559	113,755	-	277,072	326,784	1,155,170
Disposal of equipment	-	-	(1,388)	-	(61,577)	-	(62,965)
Depreciation	-	96,473	8,827	102,203	28,508	39,152	275,163
Impact of foreign currency translation	-	(12,675)	(14,387)	(1,639)	(13,628)	(12,001)	(54,330)
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038
Depreciation	-	14,396	3,082	27,869	261	-	45,608
Impact of foreign currency translation	-	(10,555)	(3,572)	(817)	(5,869)	(7,815)	(28,628)
Balance at February 28, 2021	-	525,198	106,317	127,616	224,767	346,120	1,330,018

Net Book Value
At November 30, 2020	1,027,901	633,756	30,751	96,643	1,599	-	1,790,650
At February 28, 2021	1,007,107	604,903	27,458	68,421	1,306	-	1,709,195

(1)	Additions under right-of-use assets includes $58,591 pertaining to a lease modification for office space.

4.	Exploration and Evaluation Assets

	For the three months ended
	February 28,	February 29,
	2021	2020
	($)	($)

Balance at the beginning of period	55,885,728	57,650,312
Mineral rights and property acquired	-	1,521,081
	55,885,728	59,171,393
Change in reclamation estimate	1,500	-
Foreign currency translation adjustments	(1,587,353)	(424,733)
Balance at the end of period	54,299,875	58,746,660

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

Exploration and evaluation assets on a project basis are as follows:

	February 28,	November 30,
	2021	2020
	($)	($)
La Mina	13,606,297	13,887,224
Titiribi	11,422,814	11,658,660
Yellowknife	7,120,833	7,119,333
Crucero	6,701,697	6,840,067
Cachoeira	5,356,223	5,742,394
São Jorge	4,512,820	4,838,183
Surubim	1,704,010	1,826,865
Yarumalito	1,457,135	1,487,220
Almaden	1,098,946	1,121,635
Whistler	934,125	953,412
Batistão	202,740	217,357
Montes Áureos and Trinta	154,557	165,700
Rea	27,678	27,678
Total	54,299,875	55,885,728

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

			For the period from
	For the three months ended		incorporation,
	February 28,	February 29,	September 9, 2009, to
	2021	2020	February 28, 2021
	($)	($)	($)
Titiribi	60,699	49,328	1,617,008
La Mina	58,962	59,596	898,175
Cachoeira	34,351	38,414	6,505,295
Yellowknife	33,262	10,783	841,211
São Jorge	23,445	41,492	1,018,867
Yarumalito	8,859	41,351	91,848
Almaden	3,824	-	148,942
Whistler	300	7,903	2,181,426
Montes Áureos and Trinta	-	1,668	1,819,966
Crucero	-	-	175,186
Rea	-	-	265,930
Surubim	-	-	209,772
Batistão	-	-	30,902
Other Exploration Expenses	-	1,177	1,566,198
Total	223,702	251,712	17,370,726

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

5.	Royalty

On February 3, 2021, the Company's subsidiary, Gold Royalty Corp. ("GRC"), completed the acquisition of a 1.0% NSR on a portion of the Quartz Mountain Project, located in Oregon, United States from Quartz Mountain Resources Ltd. and its wholly owned subsidiary, Wavecrest Resources Inc., for consideration of $191,790 (US$150,000) paid in cash. Transaction costs totaled $37,384, for an aggregate purchase price of $229,174.

6.	Investment in Joint Venture

As at February 28, 2021, the Company holds an 84.05% (2020: 84.05%) interest in Boa Vista Gold Inc. ("BVG") pursuant to the BGC Arrangement. BVG, a corporation formed under the laws of British Virgin Islands, holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

The Company accounts for its investment in BVG using the equity method since the Company shares joint control over the strategic, financial, permitting, development and operating decisions with Majestic D&M Holdings, LLC ("Majestic"), formerly Octa Mineração Ltda, who hold a 15.95% (2020: 15.95%) interest in BVG.

Changes in the Company's 84.05% investment in BVG are summarized as follows:

	For the three months ended
	February 28, 2021	February 29, 2020
	($)	($)
Balance at the beginning of period	1,073,514	1,388,352
Share of losses	(1,310)	(1,726)
Foreign currency translation adjustments	(72,122)	(67,536)
Balance at the end of period	1,000,082	1,319,089

Pursuant to the terms of a shareholder's agreement among BGC, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic, dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable to Majestic if its holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payments. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

7.	Cash and Cash Equivalents

	February 28,	November 30,
	2021	2020
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	4,254,161	5,543,089
Guaranteed Investment Certificates	2,653,178	3,650,000
Total	6,907,339	9,193,089

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

Restricted cash of $350,000 (November 30, 2020: $350,000) is held by the bank as security for the Company's short-term credit facility.

8.	Accounts Payable and Accrued Liabilities

	February 28,	November 30,
	2021	2020
	($)	($)
Trade payables(1)	766,842	923,197
Accrued liabilities	1,717,883	1,540,229
Payroll and tax withholding	53,995	110,511
Total	2,538,720	2,573,937

(1)	Trade payables at February 28, 2021 include $14,168 due to certain key management personnel for expenses incurred on behalf of the Company (November 30, 2020 – $314,123).

9.	Lease Liabilities

The following outlines the movements in the Company's lease liabilities:

	February 28,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of period	82,142	65,794
Additions	-	118,016
Interest expense	570	2,807
Lease payments	(28,134)	(101,922)
Foreign exchange gain (loss)	581	(2,553)
Balance at the end of period(1)	55,159	82,142

(1)	The entire lease liabilities balance as at February 28, 2021 is current.

During the three months ended February 28, 2021, the Company applied exemptions permitted by IFRS 16 to recognize lease expenses on a straight-line basis for low value assets and short-term leases in the amounts of $3,814 and $29,466, respectively (three months ended February 29, 2020: $nil and $21,231, respectively). The lease expenses were recorded within exploration expenses and general and administrative expenses in the consolidated statements of comprehensive loss.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

10.	Short-term Credit Facility

	February 28,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of period	350,000	-
Initial draw-down	-	350,000
Interest expense	2,071	-
Interest payments	(2,071)	-
Principal payments	(87,528)	-
Balance at the end of period	262,472	350,000

On November 26, 2020, the Company entered into a credit agreement with Toronto Dominion Bank ("TD"), pursuant to an agreement dated November 3, 2020 between the Company and TD, TD agreed to provide a non-revolving credit facility in the amount of $350,000 (the "Credit Facility"). The Credit Facility matures on November 26, 2021, bears an interest rate of 2.59% per annum and is to be repaid in equal monthly payments of principal and interest. The Credit Facility is secured by $350,000 in Guaranteed Investment Certificates held by TD (Note 7).

11.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	February 28,	November 30,
	2021	2020
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	4	5
Inflation rate	1.60%	1.20%
Discount rate	0.75%	0.36%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	February 28,	November 30,
	2021	2020
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	3	3
Inflation rate	1.10%	0.80%
Discount rate	0.40%	0.29%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

The following table summarizes the movements in the rehabilitation provisions:

	February 28,	November 30,
	2021	2020
	($)	($)
Balance at the beginning of year	815,828	816,694
Accretion	643	13,190
Change in estimate	(145)	(7,036)
Foreign currency translation adjustments	(6,443)	(7,020)
Total	809,883	815,828

12.	Share Capital

12.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

12.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2019	8,568	5,588,047	4,343,351	9,939,966
Options exercised	-	(913,830)	-	(913,830)
Warrants exercised	-	-	(802,566)	(802,566)
Share-based compensation	79,666	406,315	-	485,981
Balance at February 29, 2020	88,234	5,080,532	3,540,785	8,709,551
Options exercised	-	(1,474,586)	-	(1,474,586)
Restricted share rights vested	(270,815)	-	-	(270,815)
Share-based compensation	208,886	1,929,659	-	2,138,545
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695
Options exercised	-	(36,490)	-	(36,490)
Share-based compensation	49,335	402,609	-	451,944
Balance at February 28, 2021	75,640	5,901,724	3,540,785	9,518,149

12.3	Warrants

The following outlines the movements of the Company's share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance at November 30, 2019	3,771,986	0.75
Exercised	(3,771,986)	0.75
Balance at February 29, 2020, November 30, 2020 and February 28, 2021	-	-

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

12.4	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019.  Pursuant to the terms of the Option Plan, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive incentive share options (the "Options") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General Meeting held on May 25, 2019.

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2019	12,463,000	1.15
Granted	665,000	1.50
Exercised(1)	(1,598,250)	0.75
Expired/Forfeited	(66,250)	0.80
Balance at February 29, 2020	11,463,500	1.22
Granted	2,030,000	2.81
Exercised	(2,761,500)	1.26
Balance at November 30, 2020	10,732,000	1.51
Exercised(2)	(45,000)	1.62
Balance at February 28, 2021	10,687,000	1.51

(1)	During the three months ended February 29, 2020, the Company issued 1,598,250 common shares at a weighted average trading price of $1.47.
(2)

During the three months ended February 28, 2021, the Company issued 32,951 common shares at a weighted average trading price of $2.55. The common shares were issued pursuant to the exercise of 45,000 share options, of which 20,000 share options were exercised on a forfeiture basis, resulting in the issuance of 7,951 common shares.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	February 28, 2021	November 30, 2020
Risk-free interest rate	-	0.35%
Expected life (years)	-	2.43
Expected volatility	-	59.25%
Expected dividend yield	-	0.00%
Estimated forfeiture rate	-	2.45%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

A summary of Options outstanding and exercisable at February 28, 2021, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.71 - $0.76	665,000	0.73	0.09	665,000	0.73	0.09
$0.77 - $0.84	1,867,500	0.78	2.74	1,867,500	0.78	2.74
$0.85 - $1.05	2,334,500	1.05	3.46	2,240,250	1.05	3.45
$1.06 - $1.72	3,605,000	1.58	1.49	3,605,000	1.58	1.49
$1.73 - $3.38	2,215,000	2.75	4.25	777,750	2.61	3.55
	10,687,000	1.51	2.62	9,155,500	1.31	2.30

The fair value of the Options recognized as share-based compensation expense during the three months ended February 28, 2021 was $402,609 (three months ended February 29, 2020: $406,315), respectively, using the Black-Scholes option pricing model.

12.5	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR"s) to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

The following outlines the movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2019 and February 29, 2020	207,488	1.05
Granted	67,750	2.88
Vested	(226,198)	1.20
Balance at November 30, 2020 and February 28, 2021	49,040	2.88

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

The fair value of the RSRs recognized as share-based compensation expense during the three months ended February 28, 2021 was $49,335 (three months ended February 29, 2020: $79,666).

13.	Non-Controlling Interests

During the year ended November 30, 2020, the Company's subsidiary, GRC received share subscription receipts of $3,584,717 (US$2,741,250) for the subscription of 1,275,000 common shares. As the Company did not participate in the private placement, the NCI in GRC increased from nil to 5.99%, resulting in the recognition of a dilution gain of $2,380,303 and an NCI in the Company's statements of financial position of $1,204,414 as at November 30, 2020.

On December 4, 2020, GRC received share subscription receipts of $137,428 (US$107,500) for the subscription of 50,000 common shares. As the Company did not participate in the private placement, the NCI in GRC increased from 5.99 to 6.21%, resulting in the recognition of a dilution gain of $84,592 during the three months ended February 28, 2021 and an increase of $52,836 to the NCI in the Company's statements of financial position. On December 4, 2020, GRC completed the related private placement of 1,325,000 common shares to third parties for aggregate gross proceeds of 3,722,145 (US$2,848,750).

As at February 28, 2021, GRC's significant assets include $2,586,667 in cash (November 30, 2020: $3,503,060), $17,213,590 in royalties (November 30, 2020: $17,027,027) and $124,117 in prepaid expenses (November 30, 2020: $nil), and its significant liabilities include $468,921 in accounts payable and accrued liabilities (November 30, 2020: $292,698) and $29,069 due to GoldMining (November 30, 2020: $156,174).

Subsequent to February 28, 2021, GRC completed its IPO and listed its shares on NYSE American. Upon the completion of GRC's IPO, the Company no longer controls GRC (Note 18).

13.1	Sale of Royalty Interests to GRC

On November 27, 2020, the Company entered into a royalty purchase agreement with GRC. Pursuant to such agreement, the Company caused certain of its subsidiaries to create and grant to GRC the following royalties (the "New GRC Royalties"):

● a 1.0% NSR on the Whistler Project, located in Alaska, USA, including each of the Whistler, Raintree West and Island Mountain properties;

● a 1.0% NSR on the Yellowknife Project, located in the Northwest Territories, Canada, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;

● a 2.0% NSR on the Titiribi Project, located Colombia;

● a 2.0% NSR on the La Mina Project, located in Colombia;

● a 1.0% NSR on the São Jorge Project, located in Brazil;

● a 1.0% NSR on the Batistão Project, located in Brazil;

● a 0.5% NSR on the Almaden Project, located in Idaho, USA;

● a 1.0% NSR on the Cachoeira Project, located in Brazil;

● a 1.0% NSR on the Crucero Project, located in Peru;

● a 1.0% NSR on the Surubim Project, located in Brazil; and

● a 1.0% NSR on the Yarumalito Project, located in Colombia.

Pursuant to the agreement, the Company also caused its subsidiaries to assign and transfer to GRC the following buyback rights held by them under existing royalty agreements with third parties (the "GRC Buyback Rights"):

● the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;

● the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces;

● the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

● the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;

● the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;

● the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;

● the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;

● the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and

● the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

As the Company controlled GRC at the time, the effects of these transactions were eliminated on consolidation.

13.2	GRC Equity Incentive Plan

On October 19, 2020, GRC's equity incentive plan (the "Equity Incentive Plan") was approved by GRC's board of directors (the "GRC Board") and by the board of directors of GoldMining. The Equity Incentive Plan provides sole and complete authority to GRC's Board to grant share options (the "GRC Share Options"), incentive share options (the "ISO"), Restricted Shares and restricted share units (the "GRC RSUs") (collectively, the "Awards") of GRC to eligible participants. The maximum number of common shares that may be issued pursuant to the grant of the Awards shall be 2,000,000 common shares in the capital of GRC. The eligible participants of the Equity Incentive Plan (the "Participants") are directors, senior officers, employees and consultants of: (a) GRC; or (b) an entity that controls or is controlled by GRC or a Related Entity.

GRC's Board may designate Participants eligible to receive GRC Share Options to acquire such numbers of common shares of GRC as GRC's Board may determine, each GRC Option so granted being for a term specified by GRC's Board up to a maximum of 10 years from the date of grant. The GRC Share Options vest in accordance with the vesting schedule during the optionee's continual service with GRC. The Equity Incentive Plan provides for a "net exercise" feature that permits an optionee to elect to exercise a GRC Option or a portion thereof by surrendering such GRC Share Option or a portion thereof in consideration for GRC delivering common shares to the optionee but withholding the minimum number of common shares otherwise deliverable in respect of GRC Share Options that are needed to pay for the exercise price of such GRC Share Options.

GRC Share Options may be granted as ISOs only to individuals who are employees of GRC or its Related Entity and GRC Share Options shall not be granted as ISOs to non-employee directors or independent contractors. GRC's Board may designate Participants eligible to receive Restricted Shares and GRC RSUs to acquire such number of common shares of GRC as GRC's Board may determine, in accordance with the restricted periods, including the attainment of pre-established performance goals, objectives and periods, during the recipient's continual service with GRC. The Restricted Shares shall not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of during the restriction period.

13.3	GRC Restricted Shares

On October 19, 2020, as amended on January 10, 2021, GRC issued 1,500,000 restricted shares (the "Restricted Shares") to certain officers and directors of GRC and GoldMining. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such performance conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration. The performance conditions upon completion of an IPO, or other going-public transaction, are as follows:

(1)

with respect to one-third of the Restricted Shares awarded to the holder, if GRC's initial public offering (the "IPO") or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of GRC's assets among shareholders or a change of control transaction) occurs that values GRC at a minimum of US$50,000,000;

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

(2)	with respect to one-third of the Restricted Shares awarded to the holder, if GRC receives US$1,000,000 of royalty payments under any of GRC's royalty interests prior to October 19, 2023; and

(3)

with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or an entity that is under common control with GRC (a "Related Entity") for a period of one year after the IPO is completed.

The fair value of the Restricted Shares recognized as share-based compensation expense was $275,159 during the three months ended February 28, 2021 (three months ended February 29, 2020 - $nil).

13.4	GRC Share Options

GRC entered into agreements with certain directors, officers and consultants of GRC. These agreements provide that such directors, officers and consultants of GRC will receive GRC Share Options to purchase an aggregate of 1,555,000 common shares of GRC at an exercise price equal to the lesser of US$5.00 per share or the price per share under the financing that results in GRC having raised US$10,000,000 in the aggregate. These GRC Share Options will be exercisable for a period of five years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

No GRC Share Options were granted by GRC as at February 28, 2021. Subsequent to February 28, 2021, GRC granted 2,505,000 GRC Share Options in connection with its long-term incentive plan adopted on March 7, 2021 and the Equity Incentive Plan.

14.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, short-term investments, and reclamation deposits. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities, short-term credit facility and government loan. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, due to joint venture due to related parties, short-term credit facility and government loan amounts approximate fair value due to their short terms to settlement. The Company's short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by the quantity of shares held by the Company. The determination of the fair value of lease liabilities is based on the discounted cash flow model using incremental borrowing rates ranging from 3.35% to 4.60%.

14.1	Financial Risk Management Objectives And Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

14.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at February 28,	As at November 30,
	2021	2020
	($)	($)
Assets
United States Dollar	2,656,254	3,534,664
Brazilian Real	13,854	12,085
Colombian Peso	55,738	40,162
Total	2,725,846	3,586,911

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $1,557,522.

The Company's sensitivity analysis suggests that a consistent 10% change in the foreign currencies relative to the Canadian dollar exchange rate on the Company's financial instruments based on balances at February 28, 2021 would have an impact of $116,832 on net loss for the three months ended February 28, 2021.

14.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's interest-bearing financial asset is cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The Company's interest-bearing financial liabilities are the short-term credit facility and government loan, which bear interest at fixed rates. The Company does not believe it is exposed to material interest rate risk related to these instruments. As such, the Company has not entered into any derivative instruments to manage interest rate fluctuations.

14.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

14.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  At February 28, 2021, the Company's working capital (current assets less current liabilities) was $4,967,530.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and short-term credit facility are expected to be realized or settled within a one-year period.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

The Company has current cash and cash equivalent balances, restricted cash and ownership of liquid assets at its disposal.  The Company also owns 20 million GRC shares, which are subject to a 180 day lockup period from March 8, 2021.   The Company has the availability to implement corporate-wide cost reductions or eliminate expenditures to; discretionary and non-core activities, cash compensation paid to directors, management, employees and certain consultants and service providers, and cash generated from the exercise of in-the-money options.  GoldMining believes that these cash saving and cash generating measures will sufficiently reduce cash outlays and enhance the Company's cash position in order to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

However, there can be no assurance that the Company will be able to obtain adequate financing in the future, that the terms of a financing will be favourable, or whether the Company will be able to obtain adequate proceeds from the sale of its liquid assets or exercise of options.

15.	Related Party Transactions

15.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three months ended February 28, 2021, the Company incurred $10,500 (three months ended February 29, 2020: $14,164) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at February 28, 2021, $7,350 was payable to such related party (November 30, 2020: $3,675). The Company also granted Options to the related party and the fair value of the Options recognized as expense during the three months ended February 28, 2021 was $4,086 (three months ended February 29, 2020: $54,101), using the Black-Scholes option pricing model.

●

During the three months ended February 28, 2021, the Company incurred $16,800 (three months ended February 29, 2020: $22,000) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman. As at February 28, 2021, $5,788 was payable to such related party (November 30, 2020: $5,341).

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2021, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

15.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three months ended February 28, 2021 comprised of:

	For the three months ended
	February 28,	February 29,
	2021	2020
	($)	($)
Management Fees(1)	55,970	53,470
Director and Officer Fees(1)	111,265	66,679
Share-based compensation	476,394	199,291
Total	643,629	319,440

(1)

Total directors' fees, salaries and benefits of $329,490 (three months ended February 29, 2020: $247,003) disclosed in the consolidated statement of comprehensive loss for the three months ended February 28, 2021, includes $46,250 and $9,720 (three months ended February 29, 2020: $43,750 and $9,720) paid to the Company's Chief Executive Officer and Chief Financial Officer, respectively, and $111,265 (three months ended February 29, 2020: $66,679) in fees paid to companies controlled by the Company's President and Chief Development Officer, and directors, and $162,255 (three months ended February 29, 2020: $126,854) paid for employees' salaries and benefits.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

Total compensation, including share-based compensation, to key members of management and directors for the three months ended February 28, 2021 was $643,629 (three months ended February 29, 2020: $319,440). As at February 28, 2021, $24,549 was payable to key management personnel for services provided to the Company (November 30, 2020: $20,997). Compensation is comprised entirely of employment and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer, who is also a director of the Company and the Chief Financial Officer.

16.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at February 28,	As at November 30,	As at February 28,	As at November 30,
	2021	2020	2021	2020
	($)	($)	($)	($)
Colombia	27,985,725	28,572,358	25,588	58,433
Brazil	12,930,431	13,864,012	1,333,938	1,339,770
Canada	7,983,963	7,799,955	2,090,227	2,181,764
Peru	6,703,560	6,842,240	-	-
United States	2,158,463	2,225,143	318,999	338,574
Total	57,762,142	59,303,708	3,768,752	3,918,541

	Total operating loss
	For the three months ended
	February 28, 2021	February 29, 2020
	($)	($)
Canada	2,389,740	1,369,446
Colombia	238,222	230,084
Brazil	121,777	171,908
United States	29,728	56,140
Peru	6,520	2,662
Total	2,785,987	1,830,240

17.	Commitments

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$40,000 (payable in R$ equivalent) in July 2021; and

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

●	US$628,660 (payable in R$ equivalent) in December 2022.

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016 and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$25,000 in June 2021;
●	US$25,000 in December 2021;
●	US$25,000 in June 2022; and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

In addition to the La Garrucha agreements, Jarbas Agreement and Altoro Agreement, and Boa Vista Mineral Rights Agreement (Note 6), as at February 28, 2021, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

	Amount ($)
Due within 1 year	43,990
1 – 3 years	1,728
3 – 5 years	-
More than 5 years	-
Total	45,718	(1)

(1)	Includes $13,268 related to low value assets and $32,450 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities (Note 9).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements (Unaudited, expressed in Canadian dollars unless otherwise stated) February 28, 2021 and February 29, 2020

18.	Subsequent Events

On March 11, 2021, GRC announced the closing of its IPO (the "Offering") of 18,000,000 units of GRC (the "Units") at a price of US$5.00 per Unit. The gross proceeds to GRC from the offering were $112.8 million (US$90.0 million). On completion of the Offering, the Company held 20,000,000 common shares of GRC, or approximately 49.0% of its outstanding common shares. GRC granted the underwriters a 30-day option to purchase up to an additional 2,700,000 common shares and/or up to 1,350,000 warrants at the initial public offering price (the "Overallotment Option").

On March 19, 2021, the underwriters partially exercised the Overallotment Option and GRC issued an additional 721,347 common shares to the underwriters, bringing the Company's interest in GRC to 48%.